SS 3/9/05 [illegible]

05036613

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2005 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Credit Suisse Asset Management Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
466 Lexington Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Adam Borak, CFO 212-875-3794
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Borak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crédit Suisse Asset Management Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

MATTHEW J. HACKETHAL
Notary Public, State of New York
No. 01HA5038952
Qualified in Queens County
Commission Expires February 6, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

December 31, 2004

Table of Contents

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) as of December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Asset Management Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 15, 2005

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	7,502,094
Sub-administrative fees receivable		366,229
Distribution fees receivable		528,910
Placement fees receivable		56,137
Deferred tax asset		991,689
Prepaids and other assets		215,828
Total assets	$	9,660,887
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	1,115,458
Due to affiliates		1,071,738
Total liabilities		2,187,196
Common stock, $1 par value; 100 shares authorized; 10 shares issued and outstanding		10
Additional paid-in capital		485,990
Retained earnings		6,987,691
Total stockholder's equity		7,473,691
Total liabilities and stockholder's equity	$	9,660,887

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

Credit Suisse Asset Management Securities, Inc. (the Company) is a wholly owned subsidiary of CSAM Americas Holding Corp. (CSAM AH) and an indirect wholly owned subsidiary of Credit Suisse Group (the ultimate parent). The Company was incorporated in August 1984 under the laws of New York State.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is the distributor for the Credit Suisse mutual funds (the Funds). As such, the Company receives distribution fees and commissions for the distribution and sale of these Funds. Distribution fees are earned on these Funds which have adopted "12b-1" plans and are based on the average daily net assets of such funds. The Company also acts as sub-administrator to these Funds and as such, receives sub-administrative fees which are calculated based on the average daily net assets of such funds. In addition, the Company earns referral and placement fees for serving as a placement agent for various private investment funds. Placement fees are charged to new investors and are based upon their respective capital commitments.

Fees are recognized as earned and expenses are recognized on the accrual basis.

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company acts as a placement agent for private investment funds managed by the Company's affiliates. The Company pays fees to other affiliates for placement and referral services. Amounts receivable from and payable to affiliates as a result of such fees are included in due from or to affiliates in the statement of financial condition. As a result of regulatory restrictions, as reinforced by contract, such amounts payable may not be remitted to affiliates until the Company is in receipt of the fees.

The Company pays an administrative fee to its affiliate, Credit Suisse Asset Management, LLC (CSAM, LLC), for various accounting, administrative and corporate services.

The Company's sub-administrative and distribution fees are obtained from affiliated mutual funds.

At December 31, 2004, the Company's cash and cash equivalents included investments of $3,443,127 in money market funds managed by CSAM, LLC.

(Continued)

(3) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of approximately $5,243,589, which was $5,097,776 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was 0.42 to 1 at December 31, 2004.

Under certain conditions, capital withdrawals and dividends are subject to prior approval by the SEC.

(4) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities.

The Company is included in the consolidated federal income tax return of Credit Suisse First Boston, Inc. (CSFB), a direct subsidiary of Credit Suisse Group. The Company is included in the combined state and local income tax returns filed by CSAM AH. Pursuant to a tax sharing arrangement, federal income taxes are allocated to the Company by CSFB on a separate return basis, and state and local taxes are allocated by CSAM AH on a pro rata basis. Tax credits and tax benefit carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal and combined state and local income tax expense.

Due to affiliates, in the statement of financial condition, includes $541,027 of federal income taxes payable to CSFB and $25,349 of state income taxes receivable from CSAM AH which have not yet been settled at December 31, 2004.

Included within the statement of financial condition is a deferred tax asset of $991,689 resulting from net operating loss carryforwards of $1,428,954 and $1,404,443 that will expire in 2022 and 2023, respectively. The Company has not recorded a valuation allowance for deferred tax assets as management believes that the realization of the recognized deferred tax asset at December 31, 2004 is more likely than not, based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

KPMG

KPMG LLP
757 Third Avenue
New York, NY 10017

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) for the year ended December 31, 2004, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce, to a relatively low level, the risk that errors or fraud, in amounts that would be material in relation to the financial statements being audited, may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than the specified parties.

KPMG LLP

February 15, 2005